## Announcement Summary

**Entity name**

MESOBLAST LIMITED

**Announcement Type**

New announcement

**Date of this announcement**

Tuesday July 14, 2026

**Details of +securities that have ceased**

| ASX +security code | Security description | Number of +securities that have ceased | The +securities have ceased due to | Date of cessation |
|---|---|---|---|---|
| MSBAI | OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES | 1,237,237 | Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied | 07/07/2026 |

Refer to next page for full details of the announcement

## Part 1 - Announcement Details

**1.1 Name of +Entity**

MESOBLAST LIMITED

We (the entity named above) provide the following information about our issued capital.

| **1.2 Registered Number Type** | **Registration Number** |
|---|---|
| ABN | 68109431870 |

**1.3 ASX issuer code**

MSB

**1.4 The announcement is**
New announcement

**1.5 Date of this announcement**

14/7/2026

## Part 2 - Details of +equity securities or +debt securities that have ceased

**ASX +Security Code and Description**

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

**Unquoted +equity securities that have ceased**

**Number of securities that have ceased**

1,237,237

**Reason for cessation**

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

**Date of cessation**

7/7/2026

**Is the entity paying any consideration for the cessation?**

No

**Any other information the entity wishes to notify to ASX about the cessation?**

## Part 3 - Issued capital following changes

**Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:**

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

**3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)**

| ASX +security code and description | Total number of +securities on issue |
|---|---|
| MSB : ORDINARY FULLY PAID | 1,294,612,776 |

**3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)**

| ASX +security code and description | Total number of +securities on issue |
|---|---|
| MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES | 85,020,877 |
| MSBAA : WARRANTS 2 | 2,000,000 |
| MSBAO : WARRANTS | 15,027,327 |
| MSBAP : ADS WARRANTS | 884,838 |
| MSBAB : WARRANTS 3 | 2,000,000 |

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.